UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update:
☐ Form C/A: Amendment to Offering Statement: _____
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☒ Form C-TR: Termination of Reporting

Name of issuer: Sup China Inc.

Legal status of issuer: Dissolved (Feb 2, 2024)

    Form : C-Corporation
    Jurisdiction of Incorporation/Organization: Delaware
    Date of organization: June 22, 2015

Physical address of issuer: 1107 5th Ave, New York, NY 10128
Website of issuer: www.thechinaproject.com
Number of employees: 0

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



_____
Signature

_____Anla Cheng, Chairperson__
Name and title

_____Feb 8, 2024_____
Date

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or off icers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.